                                  EXHIBIT 4(c)

                          Agreement with Sidney Levine

                           PEACHTREE FIBEROPTICS, INC.
                          3300 PGA BOULEVARD, SUITE 810
                        PALM BEACH GARDENS, FLORIDA 33410



                                  July 16, 1999




Mr. Sidney Levine
3 Timber Drive
Ocean, NJ 07712

Dear Sidney:

         We appreciate that you have served as a director of Peachtree FiberOptics for in excess of six years and have not received any compensation during this period. In addition, you have over such period of time provided consulting and advisory services from time to time without compensation or reimbursement for time or expenses. In recognition and in consideration of these services, the Company has agreed to issue to you 343,666 shares of Common Stock.

         The shares being issued to you represent the sole consideration which you are entitled to receive based on the services and relationship you have had with Peachtree FiberOptics and any of its affiliated companies. You also agree to release Peachtree FiberOptics and its affiliates from any and all claims and rights you have with respect to them.

         You (hereinafter referred to as the "Releasor") does hereby forever release and discharge Peachtree FiberOptics, Inc., VFinance Holdings, Inc. and Union Atlantic LC and each of the shareholders of Peachtree FiberOptics, Inc., VFinance Holdings, Inc. and Union Atlantic LC and each of their partners, officers, directors, members, agents or representatives (collectively, "Releasee") from all claims, actions, causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialities, covenants, contracts, controversies, agreements, promises, indemnifications, variances, trespasses, damages, judgments, extents, execution, claims, and demands whatsoever, in law, admiralty or equity, which against the Releasee the Releasor ever had, now has or hereafter can, shall, or may have for, upon or by reason of any matter, cause or thing related in whole or part to the debts, promises, agreements and/or any obligations arising from or relating to the business, operations, corporate actions or security ownership, in connection with Peachtree FiberOptics, Inc., VFinance Holdings, Inc. or Union Atlantic LC or their wholly-owned or affiliated subsidiaries or businesses, including without limitation transactions involving and allocation, ownership or issuance of Peachtree FiberOptics, Inc. securities.

                                      Very truly yours,

                                      PEACHTREE FIBEROPTICS, INC.

                                      By:
                                         -----------------------------------
                                      Name:
                                           ---------------------------------
                                      Its:           President


ACCEPTED AND AGREED



------------------------
SIDNEY LEVINE